

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2024

David Quek Yong Qi
Chief Executive Officer
Cuprina Holdings (Cayman) Limited
Blk 1090 Lower Delta Road #06-08
Singapore 169201

>   **Re: Cuprina Holdings (Cayman) Limited**
>   **Amendment No. 9 to Registration Statement on Form F-1**
>   **Exhibit No. 10.6**
>   **Filed September 23, 2024**
>   **File No. 333-277731**

Dear David Quek Yong Qi:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences